

February 14, 2017

Via E-mail
H. Andrew DeFerrari
Chief Financial Officer
Dycom Industries, Inc.
11780 US Highway 1, Suite 600
Palm Beach Gardens, Florida  33408

   **Re: Dycom Industries, Inc.
     Form 10-K for Fiscal Year Ended July 30, 2016
     Filed August 31, 2016
     File No. 1-10613**

Dear Mr. DeFerrari:

  We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Terence O'Brien

       Terence O'Brien
       Accounting Branch Chief

       Office of Manufacturing and
       Construction